                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (AMENDMENT NO. 4)(1)

                                  Aldila, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    014384200
        ---------------------------------------------------------------
                                 (CUSIP Number)

            Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida,
                           34102 (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 26, 2005
        ---------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------

         (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 014384200                     13D/A                        PAGE 2 OF 7

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                        (B) [ ]
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3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          PF-OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR  2(E)                     [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    469,583
           OWNED BY              -----------------------------------------------
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       319,328
             WITH                -----------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         469,583
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         319,328
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          788,911
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN-IA-OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             AMENDMENT NO. 4 TO THE ORIGINAL REPORT ON SCHEDULE 13D

INTRODUCTION

         This constitutes Amendment No. 4 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 14, 2001, as amended (the "Statement") relating to the Common Stock, par value $0.01 per share (the "Shares") of Aldila, Inc. (the "Company"). The Company has its principal executive offices at 13450 Stowe Drive, Poway, CA 92064. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 is hereby amended and restated in its entirety as follows:

         Mr. Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Mr. Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares was $821,740.38 for the Shares in Trust A-4 and $911,869.76 for Trust C.

         Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I L.P. were purchased with money contributed to Milfam I L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached on the Statement), or money generated and held by Milfam I L.P. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached on the Statement), or money generated and held by Milfam II L.P. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I L.P. was $136,500.00. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. was $1,898,547.99.

         All of the Shares purchased by Mr. Miller on his own behalf, were purchase with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $128,502.05.

         Mr. Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Kimberly Miller GST and Lloyd I. Miller GST (collectively, the "GST's"). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for the GST's were purchased with money generated and held by the GST's. The purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Catherine Miller GST was $23,404.50; the purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Kimberly Miller GST was $15,379.00 and the purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Lloyd I. Miller GST was $23,404.50. Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and for Lloyd I. Miller, IV ("Lloyd IV UGMA" and together with the Alexandra UGMA the "Miller UGMA's"). All of the Shares Mr. Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The purchase price for the Shares which Mr. Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $10,580.00. The purchase price for the Shares which Mr. Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA was $21,401.00.

         Lloyd I. Miller LLC ("LLC") is a Limited Liability Company of which Mr. Miller has sole control. All of the Shares Mr. Miller is deemed to beneficially own in LLC were purchased with money which was generated and held by LLC. The purchase price for the Shares held by LLC was $12,998.50.

         Mr. Miller is the Grantor and Co-Trustee with Kimberly Miller of a Trust Agreement in favor of Alexandra Miller and Lloyd I. Miller, IV ("KSMTR"). As investment counsel therefore Mr. Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by KSMTR was $19,702.00.

         Mr. Miller shares investment and dispositive power over securities held by Marli Miller in the Marli Miller Custodian Managed Account established pursuant to a PNC Advisors Custody Agreement dated as of December 9, 2003 ("Marli Managed"). All of the Shares held by Marli Managed were obtained pursuant to a distribution received from a grantor retained annuity trust.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

"Mr. Miller considers his beneficial ownership reported herein of the 788,911 shares as an investment in the ordinary course of business. From time to time, Mr. Miller may acquire additional shares or dispose of all or some of the shares which he beneficially owns. Other than being a board member of the Company and engaging in activities as a member of the board, Mr. Miller does not have any plans or proposals that relate to the matters described in Item 4 of
Schedule 13D. The purpose of this Amendment is to report that since the filing of Amendment No. 3 to the Statement filed on April 11, 2005 a material change occurred to Mr. Miller's beneficial ownership percentage."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Mr. Miller may be deemed to beneficially own 788,911 Shares (15.1% of the outstanding Shares, based on (i) 5,195,385 Shares outstanding pursuant to the Company's Annual Report on Form 10-Q filed on May 13, 2005 , (ii) 3,335 Shares which Mr. Miller does not actually own, but has a right to purchase with respect to certain options Mr. Miller beneficially owns, and (iii) 8,772 Shares of stock acquired by exercise of options previously granted to Mr. Miller by the Company on May 25, 2005). As of the date hereof, 165,962 of such beneficially owned Shares are owned of record by Trust A-4; 119,904 of such beneficially owned Shares are owned of record by Trust C; 35,833 of such beneficially owned Shares are owned of record by Milfam I L.P.; 348,288 of such beneficially owned Shares are owned of record by Milfam II L.P.; 78,132 of such beneficially owned Shares are owned of record by Mr. Miller directly (includes 3,335 options); 1,066 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,166 of such beneficially owned Shares are owned of record by Catherine Miller GST; 1,166 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 666 of such beneficially owned Shares are owned of record by LLC; 1,200 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST; 1,066 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by KSMTR; 1,000 of such beneficially owned Shares are owned of record by Kimberly
S. Miller and 32,462 of such beneficially owned Shares are owned of record by Marli Miller Managed.

         (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller, and Marli Miller Managed. Mr. Miller may be deemed to have sole voting power for all such shares held of record by Milfam I L.P., Milfam II L.P., Alexandra UGMA, Catherine Miller GST, Kimberly S. Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR, and Mr. Miller directly.

         (c) The following table details the transactions effected by Miller during the past 60 days:

                                  TRUST A-4
     Date of Transaction    Number of Shares Sold     Price Per Share     How Transaction Effected
     -------------------    ---------------------     ---------------     ------------------------
         May 17, 2005               13,628                $23.542             Open Market Sale
         May 23, 2005               21,222               $23.0061             Open Market Sale
         May 24, 2005               4,800                $22.9479             Open Market Sale
         May 25, 2005               6,515                $22.7855             Open Market Sale
         May 26, 2005               14,385               $22.8476             Open Market Sale
         May 27, 2005               35,500                $22.98              Open Market Sale
         May 31, 2005               21,853               $23.2496             Open Market Sale
         June 1, 2005               8,463                $23.3088             Open Market Sale
         June 2, 2005               3,470                $23.2123             Open Market Sale
         June 3, 2005               3,200                $22.2063             Open Market Sale




     Date of Transaction     Lloyd I Miller, III     Price Per Share     How Transaction Effected
     -------------------     -------------------     ---------------     ------------------------
                                Number of Shares
                                   Acquired
         May 25, 2005               8,772                $5.10                Exercise of Options **

** The acquisition of Shares by Mr. Miller was an exercise of options exempted pursuant to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                 LLOYD I. MILLER, III
   Date of Transaction        Number of Options Acquired         Price Per Share              How Transaction Effected
   -------------------        --------------------------         ---------------              ------------------------
       May 31, 2005                      3,334                          *              Mr. Miller received grant of options from
                                                                                       the Company as a director.

* No purchase price paid. Options were granted to Mr. Miller by the Company as a director pursuant to Rule 16b-3(d) of the Exchange Act.

         (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

The filing of this Schedule 13D shall not be deemed an admission that Mr. Miller is, for purposes of Sections 13(d) of 13(g) of the Exchange Act, the beneficial owner of any equity securities covered by this Schedule 13D.

         (e) Not Applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 7, 2005

                                    By:      /s/ Lloyd I. Miller, III
                                             ---------------------------
                                             Lloyd I. Miller, III